Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - unaudited)

For the Six months ended October 31, 2020

NOTICE TO READER

NO AUDITOR REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by, and are the responsibility of, the Company's management. The Company's independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Professional Accountants for a review of interim financial statements.

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VIZSLA RESOURCES CORP.
(formerly Vizsla Capital Corp.)

Condensed Consolidated Interim Statements of Financial Position
Expressed in Canadian dollars - unaudited

	October 31,	April 30,
As at	2020	2020
	$	$
ASSETS

Current assets
Cash	29,393,591	2,583,910
Tax receivables	805,464	262,943
Prepaid expenses	801,777	106,344

Total current assets	31,000,832	2,953,197

Property, plant and equipment	53,868	38,769
Exploration and evaluation assets (Note 3)	10,274,236	6,647,715

Total assets	41,328,936	9,639,681

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	123,165	117,662
Due to related parties	60,656	25,253

Total liabilities	183,821	142,915

SHAREHOLDERS' EQUITY

Share capital (Note 4)	45,039,538	12,202,496

Reserves	7,319,212	2,126,899

Share to be issued (Note 3)	308,594	308,594

Deficit	(11,522,229)	(5,141,223)

Total shareholders' equity	41,145,115	9,496,766

Total liabilities and shareholders' equity	41,328,936	9,639,681

Note 1 - Nature of operations and going concern

They are signed on the Company's behalf by:

"Michael Konnert"	"Craig Parry"
Director	Director, Chairman

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
Expressed in Canadian dollars - unaudited

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	October 31,	October 31,	October 31,	October 31,
	2020	2019	2020	2019

General and administrative expenses

Amortization	$812	237	4,174	237

Consulting fees	441,786	103,800	635,880	73,643

Insurance	32,827	5,632	42,102	3,698

Exploration	28,743	90,328	28,743	46,912

Marketing	637,450	8,435	1,128,256	19,722

Office and miscellaneous	103,576	47,304	166,015	33,021

Professional fees	149,667	136,902	206,644	67,948

Share based compensation (Note 4e)	2,989,387	-	3,957,487	-189,525

Transfer agent and filing	45,397	25,531	55,365	14,171

Travel and promotion	36,281	21,452	36,281	28,179

Foreign exchange (gain)/loss	(146,177)	-	120,059	-

Net loss and comprehensive loss	$4,319,749	439,621	6,381,006	477,056

Basic and diluted loss per share	$0.05	0.01	0.08	0.02

Weighted average number of common shares
- Basic and diluted	#90,233,519	33,413,557	75,251,631	30,759,984

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Condensed Consolidated Interim Statements of Cash Flows
Expressed in Canadian dollars - unaudited

	Six Months	Six Months
	Ended	Ended
	October 31, 2020	October 31, 2019

Operating activities

Net loss for the period	$(6,381,006)	(916,677)
Items not affecting cash:
Amortization	4,174	474
Share based compensation	3,957,487	189,525

Changes in non-cash working capital items:
Accounts payable and accrued liabilities	5,503	27,706
Due to/from related parties	35,403	(500)
Taxes receivable	(542,521)	6,818
Prepaid expenses	(695,433)	(53,705)

Net cash flows provided by (used in) operating activities	(3,616,393)	(746,359)

Investing activities
Advances	-	-
Exploration and evaluation expenditures	(3,626,521)	(1,146,537)
Purchase of equipment	(19,273)	(1,820)

Net cash flows (used in) investing activities	(3,645,794)	(1,148,354)

Financing activities
Loans receivable	-	(73,000)
Cash proceeds of common shares issued net of issuance costs	34,071,868	1,942,592

Net cash flows provided by financing activities	34,071,868	1,869,592

Increase in cash	26,809,681	(25,121)

Cash, beginning of period	2,583,910	150,222

Cash, end of period	$29,393,591	125,101

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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VIZSLA RESOURCES CORP.
(formerly Vizsla Capital Corp.)

Consolidated Statements of Changes in Equity
Expressed in Canadian dollars

	Common shares
	Number	Amount	Reserves	Share to be	Deficit	Total
				issued
		$	$	$	$	$

Balance, April 30, 2019	20,133,335	2,183,961	288,466	-	(934,193)	1,538,234

Shares issued pursuant to private placement	13,192,829	1,978,924	-	-	-	1,978,924
Share issued pursuant to exercise of warrants	338,654	56,818	-	-	-	56,818
Share issuance costs - cash	-	(93,150)	-	-	-	(93,150)
Share issuance costs - finders warrants	-	(42,120)	42,120	-	-	-
Stock based compensation	-	-	189,525	-	-	189,525
Net loss and comprehensive loss for the period	-	-	-	-	(916,677)	(916,677)

Balance, October 31, 2019	33,664,818	4,084,433	520,111	-	(1,850,870)	2,753,674

Balance, April 30, 2020	58,895,348	12,202,496	2,126,899	308,594	(5,141,223)	9,496,766

Shares issued pursuant to private placement and prospectus	27,035,500	35,072,785	-	-	-	35,072,785
Shares issued pursuant to exercise of warrants and options	5,119,150	1,637,509	-	-	-	1,637,509
Share issuance costs - cash	-	(2,513,165)	-	-	-	(2,513,165)
Share issuance costs - finders warrants	-	(1,360,087)	1,360,087	-	-	-
Stock based compensation	-	-	3,832,226	-	-	3,832,226
Net loss and comprehensive loss for the period	-	-	-	-	(6,381,006)	(6,381,006)

Balance, October 31, 2020	91,049,998	45,039,538	7,319,212	308,594	(11,522,229)	41,145,115

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the Six months ended October31, 2020 and 2019
Expressed in Canadian dollars, except for number of shares

1. Nature and Continuance of Operations and Going Concern

The Company was incorporated on September 26, 2017 under the Business Corporations Act (British Columbia) under the name Vizsla Capital Corp. On March 6, 2018, the Company changed its name to Vizsla Resources Corp. (The "Company", "Vizsla"). The Company's principal business activity is the exploration of mineral properties. The Company currently conducts substantially all of its operations in Canada and in México in one business segment.

The head office and principal address of the Company is located at 700- 1090 West Georgia Street, Vancouver, B.C., V6E 3V7.

The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and exploration costs is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

These condensed consolidated interim financial statements have been prepared using accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company emphasises that attention should be drawn to matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern. The most significant of these being the Company's ability to carry out its business objectives dependent on the Company's ability obtain public equity financing, or to generate profitable operations in the future. Other uncertainties include the fact that the Company is currently in the exploration stage for its interests in the Panuco- Copala property in Mexico and Blueberry property in British Columbia, Canada (see Note 3), the economic viability of which have not been fully assessed. The Company has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of capitalized costs on these properties are uncertain and dependent upon projects achieving commercial production or sale. The outcome of these matters cannot be predicted at this time. The Company is considering a number of alternatives to secure additional capital including obtaining funding facilities or equity financings. Although management intends to secure additional financing there is no assurance management will be successful or that it will establish future profitable operations. These factors raise doubt about the Company's ability to continue as a going concern.

	October 31,	April 30,
	2020	2020

Deficit	$(11,522,229)	$(5,141,223)
Working capital	$38,817,011	$2,810,282

If the going concern assumption was not appropriate for these condensed consolidated interim financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the consolidated statements of financial position classifications used, and such amounts would be material.

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VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the Six months ended October31, 2020 and 2019
Expressed in Canadian dollars, except for number of shares

2. Significant Accounting Policies and Basis of Presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed, and therefore these condensed consolidated interim financial statements should be read in conjunction with the Company's April 30, 2020 audited annual consolidated financial statements and the notes to such financial statements.

These condensed consolidated interim financial statements are based on the IFRS issued and effective as of December 18, 2020, the date these condensed consolidated interim financial statements were authorized for issuance by the Company's Board of Directors, and follow the same accounting policies and methods of computation as the most recent annual consolidated financial statements, except for the impact of the changes in accounting policies disclosed below:

a) Basis of consolidation

These condensed consolidated interim financial statements incorporate the financial statements of the Company, NorthBase Resources Inc. and Canam Alpine Ventures Ltd., the Company's wholly owned subsidiaries. (Note 3)

b) Accounting standards issued but not yet adopted

The new standards or amendments issued but not yet effective are either not applicable or not expected to have a significant impact on the Company's condensed consolidated interim financial statements.

3. Exploration and Evaluation Assets

Exploration and evaluation assets are summarized in the table below:

	October 31,	April 30,
	2020	2020
Northbase Resources Inc. - Blueberry Property (a)	$1,457,886	$1,457,886
Canam Alpine Ventures Ltd. - Panuco-Copala property (b)	8,816,350	5,189,829
	$10,274,236	$6,647,715

a. Acquisition of Northbase Resources Inc.

On January 16, 2019, pursuant to a definitive share exchange agreement dated December 17, 2018, the Company acquired all of the issued and outstanding common shares of Northbase Resources Inc. ("Northbase") a private British Columbia company which controls a district-scale (20,265 hectare) land package known as the Blueberry Property in the Babine porphyry copper district in central British Columbia. Under the terms of the acquisition, the holders of Northbase shares received one common share of the Company in exchange for each Northbase share held.

The Company issued an aggregate 9,100,001 common shares in connection with the acquisition at a fair value of $0.15 per common share. The shares are subject to a four month hold period.

Page | 8

VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the Six months ended October31, 2020 and 2019
Expressed in Canadian dollars, except for number of shares

3. Exploration and Evaluation Assets (continued)

a. Acquisition of Northbase Resources Inc. (continued)

The transaction was accounted for as an asset acquisition. The purchase consideration was as follows:

Share consideration	$1,365,000
Transaction costs	15,612
Consideration given	$1,380,612

The allocation of the purchase price to the assets acquired and liabilities assumed was based upon estimated fair value at the date of acquisition as below:

Cash	$44,630
Accounts payable and accrued liabilities	(21,485)
Exploration and evaluation asset	1,357,467
Net assets acquired	$1,380,612

Blueberry Property

Cost related to the properties can be summarized as follows:

	Balance,		Balance,		Balance,
	April 30,		April 30,		October 31,
	2019	Additions	2020	Additions	2020
	$	$	$	$	$
Acquisition costs
Shares	1,357,467	-	1,357,467	-	1,357,467
	1,357,467	-	1,357,467	-	1,357,467

Exploration costs
Analysis	-	15,365	15,365	-	15,365
Equipment	-	13,800	13,800	-	13,800
Geophysical consulting	-	45,499	45,499	-	45,499
Project management	-	6,130	6,130	-	6,130
Travel, supplies and field expenses	-	19,625	19,625	-	19,625
	-	100,419	100,419	-	100,419

Balance	1,357,467	100,419	1,457,886	-	1,457,886

Page | 9

VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the Six months ended October31, 2020 and 2019
Expressed in Canadian dollars, except for number of shares

3. Exploration and Evaluation Assets (continued)

b. Acquisition of Canam Alpine Ventures Ltd.

On November 5, 2019, pursuant to a definitive share exchange agreement (the "Agreement") dated September 13, 2019, the Company acquired all of the issued and outstanding common shares of Canam Alpine Ventures Ltd.("Canam"), a private British Columbia company. Canam owns two subsidiaries in Mexico, Minera Canam SA DE CV and Operaciones Canam Alpine SA DE CV. According to the Agreement, the Company agreed to pay the consideration of $45,000 cash ($30,000 not paid) and issue 6,000,000 common shares (issued) and 12,000,000 Milestone Shares on the occurrence of milestone events as follows:

- Milestone event 1:   Upon exercise of any defined options by Canam, the Company will issue 6,500,000 common shares;

- Milestone event 2:   Upon definition of a resource greater than 200,000 gold equivalent ounces, the Company will issue 5,500,000 common shares.

In addition, the Company issued 250,000 common shares at the closing of the transaction and agreed to issue an additional 250,000 common shares on each occurrence of Millstone event 1 and 2 for a total of 750,000 common shares as finders' fees. As of October 31, 2020, neither of the above milestone events occurred. The Company recorded $296,250 and $12,345 as contingent consideration in relation to the two milestone events and related finder's fees, respectively, which represented its fair value at the date of acquisition and was classified as shares to be issued, representing the fair value at the date of acquisition of the fixed number of shares that are required to be issued based on the milestones. The contingent consideration will not be remeasured, and settlement is accounted for in equity.

The transaction was accounted for as an asset acquisition. The purchase consideration was as follows:

Cash consideration	$45,000
Share consideration	1,798,237
Share consideration to finders	98,750
Contingent consideration	308,595
Effective settlement of Loans receivable	1,064,647
Transaction cost - legal fee	125,190
Total consideration given	$3,440,419

The whole purchase price was allocated to exploration and evaluation asset since Canam has no other asset and liability on the date of acquisition.

Panuco - Copala Property

On August 8, 2019 Canam entered into an option agreement with Minera Rio Panuco SA de CV ("Panuco") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$2,000,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$23,000,000. The option agreement was amended on May 6, 2020. On September 9, 2019, Canam entered into option agreement with Silverstone Resources SA de CV ("Copala") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$1,423,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$20,000,000.

Page | 10

VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the Six months ended October31, 2020 and 2019
Expressed in Canadian dollars, except for number of shares

3. Exploration and Evaluation Assets (continued)

Panuco - Copala Property (continued)

On September 9, 2019, Canam entered into option agreement with Silverstone Resources SA de CV ("Copala") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$1,423,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$20,000,000.

Panuco - Copala Property

Costs related to the properties can be summarized as follows:

	Balance,		Balance,
	April 30,		October 31,
	2020	Additions	2020
	$	$	$
Acquisition costs
- Cash	45,000	-	45,000
- Shares issued	1,896,987	-	1,896,987
- Contingent consideration	308,595	-	308,595
- Effective settlement of Loans receivable	1,064,647	-	1,064,647
	3,440,419	-	3,440,419

Exploration costs
Analysis	162,056	141,724	303,780
Drilling	368,376	1,832,486	2,200,862
Equipment	69,283	92,406	161,689
Geological Consulting	553,226	865,773	1,418,999
Maintenance	174,717	249,310	424,027
Field Cost	357,157	390,283	747,440
Travel and Misc.	64,595	54,539	119,134
	1,749,410	3,626,521	5,375,931

Balance	5,189,829	3,626,521	8,816,350

Following is a summary of the terms of exercising the options:

	Panuco		Copala
	Work	Option	Work	Option
	Commitment	Payment	Commitment	Payment
Milestone	(USD)	(USD)	(USD)	(USD)
On signing	$-	$450,000	$-	$335,575
12 month anniversary of signing (incurred)	1,000,000	-	-	-
On November 02, 2020 (paid)	-	280,000	711,500	450,000
24 month anniversary of signing	1,000,000	750,000	711,500	2,134,500
36 month anniversary of signing	-	2,600,000	-	2,846,000
48 month anniversary of signing	-	4,000,000	-	3,557,500
60 month anniversary of signing	-	5,000,000	-	4,269,000
72 month anniversary of signing	-	5,000,000	-	6,407,425
84 month anniversary of signing	-	5,000,000	-	-

Total	$2,000,000	$23,080,000	$1,423,000	$20,000,000

Page | 11

VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the Six months ended October31, 2020 and 2019
Expressed in Canadian dollars, except for number of shares

4. Share Capital

a) Authorized:

Unlimited number of common shares with no par value.

b) Issued and Outstanding

As at October 31, 2020, 91,049,998 (April 30, 2020: 57,877,968) common shares with no par value were issued and outstanding.

During the Six months ended October31, 2020, the Company issued common shares of the Company (the "Shares") as follow:

• On June 18, 2020, the Company closed a prospectus offering whereby it issued 10,752,500 common shares of the Company at a price of $0.43 per common share for gross proceeds of $4,623,575. In connection with the prospectus offering, the Company paid finders fees and general share issuance costs of $419,440 and issued 645,150 finders warrants entitling the holder to purchase an additional common share of the Company at $0.43 per share for a period of two years. The fair value of the finders' warrants is $135,034.

• On July 30, 2020, the Company closed a brokered private placement whereby it issued 16,043,000 units of the Company at a price of $1.87 per unit for gross proceeds of $30,000,410. Each unit consist of one common share and one warrant exercisable at $2.40 and expiring July 30, 2022. In connection with the financing, the Company paid finders fees and general share issuance costs of $2,073,420 and issued 962,582 finders warrants entitling the holder to purchase an additional common share of the Company at $1.87 per share for a period of two years. The fair value of the finders' warrants is $1,225,053.

• On July 30, 2020, the Company closed a non-brokered private placement whereby it issued 240,000 units of the Company at a price of $1.87 per unit for gross proceeds of $448,800. Each unit consist of one common share and one warrant exercisable at $2.40 and expiring on July 30, 2022. In connection with the financing, the Company paid finders fees and general share issuance costs of $20,305.

• During the Six months ended October31, 2020, 5,054,870 warrants were exercised for proceeds of $1,595,409.

• During the Six months ended October31, 2020, 110,000 options were exercised for proceeds of $42,100.

c) Escrow shares

As at October 31, 2020, the Company has 2,565,001 common shares held in escrow (April 30, 2020: 4,597,500).

Page | 12

VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the Six months ended October31, 2020 and 2019
Expressed in Canadian dollars, except for number of shares

4. Share Capital (continued)

b) Issued and Outstanding (continued)

d) Warrants

As at October 31, 2020, the Company has 23,876,479 warrants exercisable.

The following is a summary of warrant transactions for the Six months ended October31, 2020 and year ended April 30, 2020.

	October 31, 2020		October 31, 2019
	Number of	Weighted	Number of	Weighted
	warrants	average	warrants	average
		exercise		exercise
		price		price
		$		$
Warrants outstanding, beginning of the period	11,040,617	0.20	355,833	0.15
Issued	17,890,732	2.30	581,000	0.25
Exercised	(5,054,870)	0.29	(338,654)	0.24
Warrants outstanding, end of the period	23,876,479	1.78	598,179	0.24

The following warrants were outstanding and exercisable October 31, 2020:

	Exercise	Number of warrants
Expiry date	price	outstanding and exercisable
June 6, 2021	$0.25	6,469,665
November 28, 2021	$0.40	50,922
December 5, 2021	$0.40	101,310
December 18, 2021	$0.40	9,000
July 30, 2022	$1.87	962,582
July 30, 2022	$2.40	16,283,000
		23,876,479

The fair value of the warrants granted was calculated as of the grant date using the Black- Scholes option pricing model with the following assumptions:

Risk Free Interest Rate	0.26% to 0.30%
Expected Dividend Yield	-
Expected Volatility	100%
Expected Term in Years	2 years

During the six months period ended October 31, 2020 and 2019, the Company recorded fair value of $1,360,087 (October 31, 2019 - $42,120) against reserves.

Page | 13

VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the Six months ended October31, 2020 and 2019
Expressed in Canadian dollars, except for number of shares

4. Share Capital (continued)

e) Options

The Company has adopted a Stock Option Plan (the "Plan") pursuant to which options may be granted to directors, officers and consultants of the Company. Under the terms of the Plan, the Company can issue a maximum of 10% of the issued and outstanding common shares at the time of the grant, a maximum term of 10 years and the exercise price of each option is determined by the directors but may not be less than the closing market price of the Common Shares on the day preceding the date of granting of the option less any available discount, in accordance with TSXV Policies. No option may be granted for a term longer than ten years. Options granted under the Plan including vesting and the term, are determined by, and at the discretion of, the Board of Directors.

The continuity of stock options for the Six months ended October31, 2020 and 2019 is as follows:

	October 31, 2020		October 31, 2019
	Number of	Weighted	Number of	Weighted
	options	average	options	average
		exercise		exercise
		price		price
		$		$
Options outstanding, beginning of the period	5,343,000	0.35	2,010,000	0.15
Issued	3,540,000	1.51	1,318,000	0.17
Cancelled	(45,000)	0.79	-	-
Exercised	(110,000)	0.38	-	-
Options outstanding, end of the period	8,728,000	0.82	3,328,000	0.16

The following options were outstanding and exercisable as October 31, 2020:

	Exercise	Number of Options
Expiry date	price	outstanding and exercisable
February 27, 2029	$0.15	1,980,000
June 13, 2024	$0.17	1,268,000
December 24, 2024	$0.56	400,000
December 30, 2024	$0.69	1,480,000
January 7, 2025	$0.72	105,000
June 29, 2025	$0.79	1,525,000
August 6, 2025	$2.15	1,770,000
August 27, 2025	$1.76	75,000
October 1, 2025	$1.46	125,000
		8,728,000

Page | 14

VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the Six months ended October31, 2020 and 2019
Expressed in Canadian dollars, except for number of shares

4. Share Capital (continued)

e) Options (continued)

The fair value of the options granted was calculated using the Black-Scholes option pricing model with the following assumptions:

Risk Free Interest Rate	0.32%-0.43%
Expected Dividend Yield	-
Expected Volatility	112%
Expected Term in Years	5 years

The Company recorded total fair value of $3,957,487 as share based compensation for the Six months ended October 31, 2020 (October 31, 2019 - $186,525).

5. Related Party Transactions

During the Six months ended October31, 2020 and 2019, the Company has the following related party transactions:

(a) The Company has incurred $276,667 and $78,000 in consulting fees to the Company's Officers as compensation, respectively.

(b) The Company has incurred $70,000 and $Nil in consulting fees to the Company's Directors as compensation, respectively.

(c) The Company has paid $88,500 and $58,650 to a company controlled by the CEO and the Chairman of the Company for rent expenses.

(d) The Company has granted 2,460,000 (October 31, 2019: 1,223,000) stock options in total to directors, officers and consultants of the Company (Note 4e).

(e) As of October 31, 2020, $ 60,656 (April 30, 2020, $25,253) was payable to directors and officers of the Company.

These transactions are in the normal course of operations and have been valued in these condensed consolidated interim financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

6. Subsequent Events

See note 3

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